UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

MGP Ingredients, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

55303J106

(CUSIP Number)

Karen Seaberg
Cray Business Plaza

100 Commercial Street

Atchison, Kansas 66002

(913) 367-1480

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 5, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS Karen Seaberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,331,176(1)
	8	SHARED VOTING POWER 430,163(2)
	9	SOLE DISPOSITIVE POWER 2,331,176(1)
	10	SHARED DISPOSITIVE POWER 430,163(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,761,339
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	This amount includes 1,994,158 shares owned of record by the Cray Partnership (as defined herein), 134,969 shares owned of record by the Karen Cray Seaberg Revocable Trust, 54,542 shares owned of record by the Lori A. Mingus GST Exempt Trust, and 61,522 shares owned of record by the Melissa A. Huntington GST Exempt Trust. The remaining shares are held by Ms. Seaberg either directly or through her individual retirement account (the “Karen Seaberg IRA”).

(2)	This amount includes 385,661 shares owned of record by the Seaberg Partnership (as defined herein) and 44,502 shares owned of record by the Seaberg Family Foundation (as defined herein).

(3)	Based upon 21,988,494 shares outstanding as of July 26, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024).

2

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS Cray Family Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,994,158
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,994,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based upon 21,988,494 shares outstanding as of July 28, 2023 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024).

3

CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS Cray MGP Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,994,158
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,994,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,994,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon 21,988,494 shares outstanding as of July 26, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024).

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CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS Seaberg Family Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Based upon 21,988,494 shares outstanding as of July 26, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024).

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CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS Seaberg MGP Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 385,661
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 385,661
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,661
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon 21,988,494 shares outstanding as of July 26, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024).

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CUSIP No. 55303J106

1	NAMES OF REPORTING PERSONS Laidacker M. Seaberg and Karen C. Seaberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,502
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based upon 21,988,494 shares outstanding as of July 26, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024).

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SCHEDULE 13D/A (Amendment No. 10)

Explanatory Note

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) is being filed by Karen Seaberg, Cray Family Management, LLC, Cray MGP Holdings, LP, Seaberg Family Management, Inc., Seaberg MGP Holdings, LP, and the Laidacker M. Seaberg and Karen C. Seaberg Family Foundation (collectively, the “Reporting Persons”) to amend the statement on Schedule 13D filed by the Reporting Persons on September 7, 2023 (as previously amended, the “Prior Statement”), and relates to shares of common stock, no par value (the “Common Stock”), of MGP Ingredients, Inc., a Kansas corporation (the “Company”).

This Amendment No. 10 amends and restates Items 4, 5 and 6. Ms. Seaberg is a member of a separate group that has agreed to vote their shares of Common Stock in favor of certain persons nominated to serve as directors of the Company, as described in Item 4 below. The Reporting Persons have entered into the Amended and Restated Joint Filing Agreement, which was filed as Exhibit 99.4 to Amendment No. 9 to this Schedule 13D and is incorporated by reference herein, pursuant to which the Reporting Persons agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Amendment No. 10.

The Prior Statement is hereby amended and supplemented as detailed below, and, except as amended and supplemented hereby, the Prior Statement remains in full force and effect. All capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Prior Statement.

Item 4. Purpose of Transaction.

This report relates to, among other things, Cray Family Management, LLC (“Cray Management”), Cray MGP Holdings, LP (the “Cray Partnership”), Seaberg Family Management, Inc. (“Seaberg Management”), Seaberg MGP Holdings, LP (the “Seaberg Partnership”), the contribution of Common Stock to the Cray Partnership and the Seaberg Partnership, the sale of Common Stock by the Cray Partnership and the Seaberg Partnership, the Shareholders’ Agreement (as defined below) and related acts and planned actions.

Cray Management was formed on September 25, 2012 and the Cray Partnership was formed on October 1, 2012 for estate planning purposes. Karen Seaberg is the sole manager of Cray Management, and the Karen Cray Seaberg Revocable Trust dated May 15, 1992, as amended, for which Karen Seaberg serves as trustee, is the sole member of Cray Management. Cray Management is the general partner of the Cray Partnership and acquired a 1% general partner interest in the Cray Partnership on December 30, 2012.

On December 16, 2012, Cloud L. Cray Jr. contributed 2,555,967 shares of Common Stock to the Cray Partnership. In connection with his contribution, Mr. Cray initially received a 99% limited partner interest in the Cray Partnership. As of the date hereof, all of the limited partner interests in the Cray Partnership are held by trusts whose beneficiaries are the descendants of Cloud L. Cray living from time to time.

Since its formation, the Cray Partnership has (1) sold 342,959 shares of Common Stock in various open market transactions and (2) disposed of 235,950 shares of Common Stock pursuant to the Redemption Agreements (as defined in Item 6 below). As of September 6, 2024, the Cray Partnership owned 1,994,158 shares of Common Stock.

Seaberg Management was formed on October 28, 2020 and the Seaberg Partnership was formed on October 30, 2020 for estate planning purposes. Karen Seaberg serves as a member of the board of directors of Seaberg Management, and Karen’s daughters, Lori Mingus and Melissa Huntington, serve as the remaining two members of the board of directors of Seaberg Management. Seaberg Management is the general partner of the Seaberg Partnership.

On or about November 5, 2020, Lori Mingus, as trustee of the Lori L. Mingus Trust, contributed 222 shares of Common Stock to Seaberg Management, Melissa Huntington contributed 222 shares of Common Stock to Seaberg Management and Karen Seaberg, as trustee of the Karen Cray Seaberg Revocable Trust, contributed cash to Seaberg Management. On or about November 4, 2020, Seaberg Management contributed 444 shares of Common Stock and cash to the Seaberg Partnership to acquire a 0.13764% general partner interest in the Seaberg Partnership. Karen Seaberg initially contributed 408,889 shares to the Seaberg Partnership and Lori Mingus and Melissia Huntington each initially contributed, either directly or through trusts of which they are the beneficiaries, 889 shares of Common Stock to the Seaberg Partnership. Grandchildren of Karen Seaberg or trusts whose beneficiaries are grandchildren of Karen Seaberg contributed a total of 2,664 shares of Common Stock. As of the date hereof, Karen Seaberg has (through her revocable trust) a 28.3% limited partner interest in the Seaberg Partnership. The remaining limited partner interests in the Seaberg Partnership are held directly by descendants of Karen Seaberg or by trusts whose beneficiaries are the descendants of Karen Seaberg living from time to time.

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Since its formation, the Seaberg Partnership has sold 27,106 shares of Common Stock in various open market transactions and as of September 6, 2024, owned 385,661 shares of Common Stock.

On January 22, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with London HoldCo, Inc. (“HoldCo”), Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, and KY Limestone Holdings LLC (together, the “Luxco Companies”), the shareholders of London HoldCo, Inc. (the “Sellers”), and Donn Lux, as Sellers’ Representative. On April 1, 2021, the Company merged Holdco with and into the Company, with the Company surviving the merger (the “Merger”). On January 22, 2021, Karen Seaberg, as the holder of a majority of the Company’s Preferred Stock (the “Preferred Stock”), executed a written consent approving the Merger Agreement and the Merger, which, under the Company’s Articles of Incorporation, was the only approval of the Company’s stockholders required to approve the Merger Agreement and the Merger. Ms. Seaberg beneficially owns 293 shares of Preferred Stock that are owned of record by the Karen Cray Seaberg Revocable Trust, for which she serves as trustee. See Item 6 for additional details regarding the Company’s Articles of Incorporation.

The completion of the Merger was subject to certain closing conditions, including, among others, execution by the Company and the other parties thereto of a shareholders’ agreement, dated April 1, 2021 (the “Shareholders’ Agreement”). Pursuant to the terms of the Shareholders’ Agreement, the Sellers received the right to nominate two Group A directors for election to the board by the Company’s common stockholders at each stockholders meeting at which Group A directors are elected. The right to nominate two directors is conditioned upon the Sellers having beneficial ownership of 15% or more of the Company’s issued and outstanding Common Stock (which, for the avoidance of doubt, excludes any shares of Common Stock beneficially owned by Ms. Seaberg). The Shareholders’ Agreement further provides that so long as the Sellers beneficially own at least 10% but less than 15% of the Company’s issued and outstanding Common Stock, the Sellers may nominate one director candidate for election to the Company board. Any nominee nominated pursuant to the Shareholders’ Agreement: (i) shall qualify as an “Independent Director” as defined in Rule 5605(a)(2) of the Nasdaq Stock Market (but excluding the requirements of Rule 5605(c)(2) related to audit committee members); provided, however, that Donn S. Lux shall not be required to be an “Independent Director;” (ii) shall not be involved in any event that would require disclosure under Item 401(f) of Regulation S-K; and (iii) shall not be subject to a “Bad Actor” disqualification under Rule 506(d) promulgated under the Securities Act of 1933, as amended. Karen Seaberg and her daughter Lori Mingus are also parties to the Shareholders’ Agreement, pursuant to which they have agreed to vote shares of Common Stock beneficially owned by them in favor of such nominees. Securities and Exchange Commission guidance provides that as a result of entering into the Shareholders’ Agreement (i) the Reporting Persons may be deemed to be a part of a separate group with the Sellers for that purpose, and (ii) the shares of Common Stock beneficially owned by Karen Seaberg and Lori Mingus may be deemed to be beneficially owned by the Sellers, but that the shares beneficially owned by the Sellers are not deemed to be beneficially owned by Karen Seaberg and Lori Mingus. Ms. Seaberg disclaims any beneficial ownership of the shares of Common Stock held by the Sellers.

The Reporting Persons intend to continue to review their investment in the Company on an ongoing basis and, depending on various factors, including, without limitation, the Company’s financial position, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of Common Stock or Preferred Stock as they deem appropriate, including, without limitation: purchasing additional shares of Common Stock and/or Preferred Stock; selling shares of Common Stock and/or Preferred Stock; taking any action to change the composition of the Company’s board of directors; taking any other action with respect to the Company or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Sales of Common Stock may be made pursuant to Rule 10b5-1 trading plans adopted or maintained by one or more Reporting Persons.

Item 5. Interest in Securities of the Issuer.

a.-b. The number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, based on 21,988,494 shares outstanding as of July 26, 2024 (according to the information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the Securities and Exchange Commission on August 1, 2024), are as follows:

Karen Seaberg

(i)	Number Beneficially Owned: 2,761,339 Percent of Class: 12.6%

(ii)	Number of shares of Common Stock as to which the Reporting Person has:

(A)       Sole voting power to vote or direct the vote: 2,331,176

(B)       Shared power to vote or direct the vote: 430,163

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(C)       Sole power to dispose or direct the disposition of: 2,331,176

(D)       Shared power to dispose or direct the disposition of: 430,163

The amounts reported above include: 1,994,158 shares owned of record by the Cray Partnership, 385,661 shares owned of record by the Seaberg Partnership, 54,542 shares owned of record by the Lori A. Mingus GST Exempt Trust, 61,522 shares owned by the Melissa A. Huntington GST Exempt Trust, 134,969 shares owned of record by the Karen Cray Seaberg Revocable Trust (Karen Seaberg is the sole trustee of each of the foregoing trusts and has sole voting and investment power over shares owned by the trusts), and 44,502 shares owned of record by the Seaberg Family Foundation. Karen Seaberg is president and a member of the board of directors of Seaberg Family Foundation. Karen Seaberg does not have a pecuniary interest in the shares held by the Seaberg Family Foundation. The remaining shares are owned by Ms. Seaberg either directly or through her individual retirement account. Cray Management is the general partner of the Cray Partnership. Ms. Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership. Karen Seaberg disclaims any Section 16 beneficial ownership in the shares held by Cray Partnership except to the extent of her pecuniary interest therein. Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is president and a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management.

Ms. Seaberg beneficially owns 293 shares of Preferred Stock that are owned of record by the Karen Cray Seaberg Revocable Trust, for which she serves as trustee, representing in the aggregate approximately 67% of the outstanding Preferred Stock

Cray Family Management, LLC

(i)	Number Beneficially Owned: 1,994,158

Percent of Class: 9.1%

(ii)	Number of shares of Common Stock as to which the Reporting Person has:

(A)       Sole voting power to vote or direct the vote: 0

(B)       Shared power to vote or direct the vote: 1,994,158

(C)       Sole power to dispose or direct the disposition of: 0

(D)       Shared power to dispose or direct the disposition of: 1,994,158

1,994,158 shares shown above are owned of record by the Cray Partnership. Cray Management is the general partner of the Cray Partnership. Karen Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership. Karen Seaberg disclaims any Section 16 beneficial ownership in the shares held by Cray Partnership except to the extent of her pecuniary interest therein.

Cray MGP Holdings, LP

(i)	Number Beneficially Owned: 1,994,158

Percent of Class: 9.1%

(ii)	Number of shares of Common Stock as to which the Reporting Person has:

(A)       Sole voting power to vote or direct the vote: 0

(B)       Shared power to vote or direct the vote: 1,994,158

(C)       Sole power to dispose or direct the disposition of: 0

(D)       Shared power to dispose or direct the disposition of: 1,994,158

10

1,994,158 shares shown above are owned of record by the Cray Partnership. Cray Management is the general partner of the Cray Partnership. Karen Seaberg is the sole manager of Cray Management and in such capacity has sole power to vote and dispose of the shares owned by the Cray Partnership. Karen Seaberg disclaims any Section 16 beneficial ownership in the shares held by Cray Partnership except to the extent of her pecuniary interest therein

Seaberg Family Management, Inc.

(i)	Number Beneficially Owned: 385,661 Percent of Class: 1.8%

(ii)	Number of shares of Common Stock as to which the Reporting Person has:

(A)       Sole voting power to vote or direct the vote: 0

(B)       Shared power to vote or direct the vote: 385,661

(C)       Sole power to dispose or direct the disposition of: 0

(D)       Shared power to dispose or direct the disposition of: 385,661

385,661 shares shown above are owned of record by the Seaberg Partnership. Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is president and a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management.

Seaberg MGP Holdings, LP

(i)	Number Beneficially Owned: 385,661 Percent of Class: 1.8%

(ii)	Number of shares of Common Stock as to which the Reporting Person has:

(A)       Sole voting power to vote or direct the vote: 0

(B)       Shared power to vote or direct the vote: 385,661

(C)       Sole power to dispose or direct the disposition of: 0

(D)       Shared power to dispose or direct the disposition of: 385,661

385,661 shares shown above are owned of record by the Seaberg Partnership. Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is president and a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management.

Laidacker M. Seaberg and Karen C. Seaberg Family Foundation

(i)	Number Beneficially Owned: 44,502 Percent of Class: 0.2%

(ii)	Number of shares of Common Stock as to which the Reporting Person has:

(A)       Sole voting power to vote or direct the vote: 0

(B)       Shared power to vote or direct the vote: 44,502

(C)       Sole power to dispose or direct the disposition of: 0

(D)       Shared power to dispose or direct the disposition of: 44,502

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44,502 shares shown above are owned of record by the Laidacker M. Seaberg and Karen C. Seaberg Family Foundation (the “Seaberg Family Foundation”). Karen Seaberg is the president and a member of the board of directors of the Seaberg Family Foundation and in such capacity has power to vote and dispose of the shares owned by the Seaberg Family Foundation. Karen Seaberg does not have a pecuniary interest in the shares held by the Seaberg Family Foundation.

(c)       Except as set forth in the table below, none of the Reporting Persons has effected any transactions in the Common Stock in the past 60 days. All of the transactions were effected on the Nasdaq Stock Market in ordinary brokers’ transactions, except as otherwise noted.

Date	Covered Person	Type of Transaction	Number of Shares	Price per Share
09/05/2024	Karen Seaberg (1)	Settlement of Forward Sale Contract (Obligation to Sell)	67,137(2)	(2)
09/05/2024	Karen Seaberg (1)	Settlement of Forward Sale Contract (Obligation to Sell)	67,130(3)	(3)
09/04/2024	Karen Seaberg(4)	Sale	1,109	$90.13(5)
09/04/2024	Karen Seaberg(6)	Sale	277	$90.00
08/23/2024	Karen Seaberg(6)	Sale	829	$90.31(7)
08/23/2024	Karen Seaberg(8)	Sale	6,176	$90.67(9)
08/23/2024	Karen Seaberg(10)	Sale	1,102	$90.74(11)
08/23/2024	Karen Seaberg(12)	Sale	220	$90.74(13)
08/23/2024	Karen Seaberg(14)	Sale	179	$90.74(15)
08/23/2024	Karen Seaberg(16)	Sale	1,103	$90.61(17)
08/23/2024	Karen Seaberg(4)	Sale	1,110	$90.14
08/23/2024	Karen Seaberg(4)	Sale	2,202	$90.81(18)

(1)	Shares were distributed by the Cray Partnership to a limited partner pursuant to a Redemption Agreement (as defined below).
(2)	On September 5, 2024, the Cray Partnership delivered to this Redeemed Limited Partner such number of shares of Common Stock equal to the quotient obtained by dividing (i) one-third of $18,126,832.39 by (ii) $90.00, which was the last reported sales price for shares of Common Stock on August 28, 2024.
(3)	On September 5, 2024, the Cray Partnership delivered to this Redeemed Limited Partner such number of shares of Common Stock equal to the quotient obtained by dividing (i) one-third of $18,124,909.32 by (ii) $90.00, which was the last reported sales price for shares of Common Stock on August 28, 2024.
(4)	Shares were sold by the Karen Cray Seaberg Revocable Trust.
(5)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.03 to $90.16 per share.
(6)	Shares were sold by the Seaberg Family Foundation.
(7)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.00 to $90.71 per share.
(8)	Shares were sold by the Cray Partnership.
(9)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.40 to $90.73 per share.
(10)	Shares were sold by the Karen Seaberg IRA.

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(11)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.74 to $90.75 per share.
(12)	Shares were sold by the Lori A. Mingus GST Exempt Trust.
(13)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.65 to $90.74 per share.
(14)	Shares were sold by the Melissa A. Huntington GST Exempt Trust.
(15)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.72 to $90.74 per share.
(16)	Shares were sold by the Seaberg Partnership.
(17)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.30 to $90.64 per share.
(18)	Represents a weighted average price per share. These shares were sold in multiple transactions at prices ranging from $90.70 to $90.83 per share.

(d)-(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Karen Seaberg is the sole manager of Cray Management and, as such, has sole power to vote and dispose of the shares held by the Cray Partnership.

The terms of the limited partnership agreement of the Cray Partnership give Cray Management, as general partner of the Cray Partnership (or any successor general partner of the Cray Partnership), the unfettered right and authority, but not the obligation, to sell in the aggregate during any calendar year no more than five percent of the shares of Common Stock held by the Cray Partnership at the beginning of such calendar year. Any sales of shares of Common Stock in excess of the foregoing limit requires the approval of the general partner of the Cray Partnership and the holders of 75% of the limited partnership interests. Distributions by the Cray Partnership are to be made as determined by its general partner in proportion to the limited partners’ respective partnership interests. The Cray Partnership may be dissolved with the consent of the holders of 80% of the limited partnership interests. Upon dissolution, distribution of Cray Partnership assets would be determined by the general partner or other person designated by law.

On June 7, 2023, the Cray Partnership and Cray Management entered into separate redemption agreements (the “Redemption Agreements”) with the Susan Robbins Descendant’s Trust established under the Cloud L. Cray, Jr., Family Trust originally dated October 25, 1983, as amended (the “Robbins Non-Exempt Trust”) and the Cathy Scroggs Descendant’s Trust established under Cloud L. Cray, Jr., Family Trust originally dated October 25, 1983, as amended (the “Scroggs Non-Exempt Trust” and, together with the Robbins Non-Exempt Trust, the “Redeemed Limited Partners”), respectively. Pursuant to the Redemption Agreements, on September 5, 2023, the Robbins Non-Exempt Trust and the Scroggs Non-Exempt Trust each delivered, and the Cray Partnership accepted for cancellation, their respective 9.4260% and 9.4250% limited partnership interests in the Cray Partnership for the right to value equal to, in the case of the Robbins Non-Exempt Trust, $18,126,832.39 (the “Robbins Redemption Price”) and in the case of the Scroggs Non-Exempt Trust, $18,124,909.32 (the “Scroggs Redemption Price” and, in each case, the “Redemption Price”). The respective Redemption Agreements require the Redemption Price for each Redeemed Limited Partner to be delivered in three installments as described below:

•	On September 5, 2023 (the “First Closing Date”), the Cray Partnership delivered to each Redeemed Limited Partner such number of shares of Common Stock equal to the quotient obtained by dividing (i) one-third of its respective Redemption Price (each, a “Closing Consideration Installment”) by (ii) the last reported sales price for shares of Common Stock on the principal Trading Market (as defined in the Redemption Agreement) on the Trading Day (as defined in the Redemption Agreement) that is five Trading Days prior to the First Closing Date. Pursuant to the foregoing First Closing Date transactions, the Cray Partnership delivered an aggregate of 101,683 shares of Common Stock to the Redeemed Limited Partners;

•	On September 5, 2024 (the “Second Closing Date”), the Cray Partnership delivered to each Redeemed Limited Partner such number of shares of Common Stock equal to the quotient obtained by dividing (i) the Closing Consideration Installment by (ii) the last reported sales price for shares of Common Stock on the principal Trading Market (as defined in the Redemption Agreement) on the Trading Day (as defined in the Redemption Agreement) that is five Trading Days prior to the Second Closing Date. Pursuant to the foregoing Second Closing Date transactions, the Cray Partnership delivered an aggregate of 134,267 shares of Common Stock to the Redeemed Limited Partners;

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•	On September 5, 2025, (the “Third Closing Date”), the Cray Partnership shall deliver to each Redeemed Limited Partner such number of shares of Common Stock equal to the quotient obtained by dividing (i) the Closing Consideration Installment by (ii) the last reported sales price for shares of Common Stock on the principal Trading Market (as defined in the Redemption Agreement) on the Trading Day (as defined in the Redemption Agreement) that is five Trading Days prior to the Third Closing Date.

Seaberg Management is the general partner of the Seaberg Partnership. Karen Seaberg is president and a member of the board of directors of Seaberg Management and her daughters, Lori Mingus and Melissa Huntington, are the remaining two members of the board of directors of Seaberg Management.

The terms of the limited partnership agreement of the Seaberg Partnership give Seaberg Management, as general partner of the Seaberg Partnership (or any successor general partner of the Seaberg Partnership), the unfettered right and authority, but not the obligation, to sell in the aggregate during any calendar year no more than three percent of the shares of Common Stock held by the Seaberg Partnership at the beginning of such calendar year. Any sales of shares of Common Stock in excess of the foregoing limit requires the approval of the general partner of the Seaberg Partnership and the holders of more than 50% of the limited partnership interests. Distributions by the Seaberg Partnership are to be made as determined by its general partner in proportion to the limited partners’ respective partnership interests. The Seaberg Partnership may be dissolved with the written consent of the general partner and all of the limited partners. Upon dissolution, distribution of Seaberg Partnership assets would be determined by the general partner or other person designated by law.

Ms. Seaberg beneficially owns 293 shares of Preferred Stock that are owned of record by the Karen Cray Seaberg Revocable Trust, for which she serves as trustee, representing in the aggregate approximately 67% of the outstanding Preferred Stock.

The Articles of Incorporation and Bylaws of the Company entitle the holders of the Preferred Stock to elect five out of the Company’s nine directors. Only the holders of Preferred Stock are entitled to vote upon any proposal which requires stockholder approval and which will authorize or direct the Company to merge with another corporation, consolidate, voluntarily dissolve, sell, lease or exchange all or substantially all of its property and assets, or amend its Articles of Incorporation; provided, that the holders of Common Stock are entitled to vote, as a class, upon any such proposal if the result thereof would be to increase or decrease the aggregate number of authorized shares of Common Stock or Preferred Stock, increase or decrease the par value of the shares of Common Stock or Preferred Stock, or alter or change the powers, preferences or special rights of the Common Stock or Preferred Stock so as to affect the holders of Common Stock adversely. On all other matters, other than the election of directors, the holders of Common Stock and Preferred Stock each vote separately, as a class, and no such matter to be acted upon may be approved unless it receives the affirmative vote, consent or approval of the holders of a majority, or such greater percentage as may be required by law, of the shares of Common Stock and the shares of Preferred Stock.

The foregoing summary of the documents described herein does not purport to be a complete summary of those agreements and is qualified in its entirety by reference to such agreements, copies of which are filed as exhibits to this report.

Item 7. Material to Be Filed as Exhibits

99.1	Agreement and Plan of Merger, dated as of January 22, 2021, by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, upon signing a joinder agreement, the shareholders of London HoldCo, Inc., and Donn Lux, as Sellers' Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MGP Ingredients, Inc. on January 25, 2021).
99.2	Action by Written Consent of the Majority Preferred Stockholder of MGP Ingredients, Inc., dated as of January 22, 2021 (incorporated by reference to Exhibit 99.2 to Amendment No. 5 to this Schedule 13D).
99.3	Shareholders Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by MGP Ingredients, Inc. on April 1, 2021).
99.4	Amended and Restated Joint Filing Agreement (incorporated by reference to Exhibit 99.4 to Amendment No. 9 to this Schedule 13D).
99.5*	Redemption Agreement, dated as of June 7, 2023, by and among Cray MGP Holdings, LP, Cray Family Management, LLC, and the Susan Robbins Descendant’s Trust established under the Cloud L. Cray, Jr., Family Trust originally dated October 25, 1983, as amended (incorporated by reference to Exhibit 99.5 to Amendment No. 8 to this Schedule 13D).
99.6*	Redemption Agreement, dated as of June 7, 2023, by and among Cray MGP Holdings, LP, Cray Family Management, LLC, and the Cathy Scroggs Descendant’s Trust established under the Cloud L. Cray, Jr., Family Trust originally dated October 25, 1983, as amended (incorporated by reference to Exhibit 99.6 to Amendment No. 8 to this Schedule 13D).

_______________

* This exhibit excludes certain schedules and attachments, which the Reporting Persons agree to furnish supplementally to the Securities and Exchange Commission or its staff upon request.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cray Family Management, LLC

By:	/s/ Karen Seaberg
Karen Seaberg Manager

Cray MGP Holdings, LP

By:	Cray Family Management, LLC,
its General Partner

By:	/s/ Karen Seaberg
Karen Seaberg Manager

Seaberg Family Management, Inc.

By:	/s/ Karen Seaberg
Karen Seaberg President

Seaberg MGP Holdings, LP

By:	Seaberg Family Management, Inc.,
its General Partner

By:	/s/ Karen Seaberg
Karen Seaberg President

Laidacker M. Seaberg and Karen C. Seaberg Family Foundation

By:	/s/ Karen Seaberg
Karen Seaberg President

/s/ Karen Seaberg Karen Seaberg

Dated: September 9, 2024

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